Exhibit 16.1

January 16, 2026

U.S. Securities and Exchange Commission

Office of Filings and Information Services

Branch of Registration and Examinations

100 “F” Street, NE

Washington, D.C. 20549

RE: FutureTech II Acquisition Corp.

To Whom It May Concern:

We have reviewed a copy of the 8-K proposed to be filed on January 16, 2026 submitted by FutureTech II Acquisition Corp. to the Securities and Exchange Commission concerning the resignation of Adeptus Partners, LLC as the independent public accountant and we agree with the statements made in said letter.

There have been no disputes about accounting principles, financial statement disclosures, auditing scope or procedure, or applicable rules of the Commission during the past two years when we were the auditors.

Very truly yours,

Adeptus Partners, LLC